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Exhibit 16(d)(3)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

IN RE : METHODE ELECTRONICS, INC.
SHAREHOLDERS LITIGATION	Consol. C.A. No. 19899-NC

STIPULATION AND AGREEMENT
OF COMPROMISE, SETTLEMENT AND RELEASE

        The parties to the above-captioned consolidated civil action (the "Action"), by and through their attorneys, hereby enter into the following Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation"), subject to the approval of the Court:

        WHEREAS,

        A.    On August 20, 2002, Methode Electronics, Inc. ("Methode" or the "Company") announced that it had entered an agreement on August 19, 2002, negotiated and approved by a special committee of Class A directors of the Company's board of directors (the "Special Committee"), with certain Methode shareholders that control a majority of the Class B common shares (the "McGinley Family Shareholders") pursuant to which the Company agreed to buy-out their Class B shares as part of a self-tender offer to purchase all of the outstanding Class B common shares of the Company for at least $20.00 per share (the "Agreement").

        B.    On September 13, 2002, plaintiff Harvey Durocher filed a class and derivative complaint captioned Durocher v. Methode Electronics, Inc., et al., C.A. No. 19899-NC (the "Complaint"), on behalf of all holders of Methode Class A common stock against the Company and certain of its directors seeking, among other things, injunctive and equitable relief with respect to the proposed tender offer to be made by the Company to the holders of Class B common shares of the Company (the "Tender Offer").

        C.    Plaintiff sought a preliminary and permanent injunction, a declaration that the defendants breached their fiduciary duties, rescission of the Tender Offer, disgorgement of any profits the defendants received in connection with the Tender Offer, repayment of a loan and certain insurance premiums, and additional disclosures.

        D.    On December 26, 2002, the Special Committee and the McGinley Family Shareholders negotiated and approved an amendment to the Agreement, pursuant to which the Company agreed to call a special meeting of the Class A shareholders for the purpose of seeking the approval of the Tender Offer by the affirmative vote of a majority of the Class A shares present or represented by proxy at the meeting (excluding the shares held by the McGinley Family Shareholders) (the "Amended Agreement"). Pursuant to the amended agreement, Methode's obligation to commence the Tender Offer was subject to the prior approval of the offer by a majority of the Class A shareholders present at a special meeting (excluding Class A common shares held by the McGinley family shareholders). The Trusts, Jane R. McGinley, Margaret R. McGinley, James W. McGinley, and Robert J. McGinley agreed to render their shares within 10 business days of commencement and not to withdraw, on the condition that less than 100,000 Class B Common Shares are outstanding after the Offer. Under the agreement, the Trusts, the Jane R. McGinley Trust, James McGinley, and Robert McGinley were obligated to tender all of their Class B Common Shares in the offer. The Amended Agreement provided that either Methode or the McGinley Family Shareholders could terminate the agreement if the Tender Offer is not completed on or prior to May 31, 2003 provided that the party purporting to terminate was not the cause of the failure to be completed by such time.

        E.    The preliminary proxy statement for the special meeting was filed on February 21, 2003, with the Securities & Exchange Commission.

        F.     On March 17, 2003, the parties executed a Memorandum of Understanding (the "MOU") memorializing their agreement in principle to settle the Action. On July 1, 2003, a Stipulation and Agreement of Compromise Settlement and Release (the "Original Settlement Agreement") was executed by the parties. An amended preliminary proxy statement was filed with the Securities and Exchange Commission on March 18, 2003 and a definitive proxy statement was mailed to Methode's stockholders of June 6, 2003. Counsel for the parties conferred on certain revisions made to the disclosures in the preliminary proxy statement and agreed on certain additional information which was disclosed in the definitive proxy statement. The Special Meeting of the Class A stockholders to approve the making of the Tender Offer was scheduled for July 10, 2003.

        G.    On July 8, 2003, MEI Investment Corp., a wholly-owned subsidiary of Dura Automotive Systems, Inc. ("Dura") made a tender offer for all of the Company's Class B common shares at a price of $23 per share (the "Dura Tender Offer"). On July 10, 2003 following the commencement of the Dura Tender Offer, the Company adjourned until July 24, 2003 the special meeting of the stockholders to approve the commencement of the Company's Tender Offer. On July 9, 2003 the Company had received proxies for 73% of the total Class A shares outstanding (excluding Class A shares held by the McGinley family shareholder). Ninety-five percent (95%) of the Class A shares voted by proxy approved the making of the Tender Offer. On July 14, 2003, the Trusts gave notice of termination of the Amended Agreement.

        H.    On July 21, 2003 the Company and the McGinley Family Shareholders entered into an agreement pursuant to which the McGinley Family Shareholders sold 750,000 of their Class B common shares to the Company for $22.75 per share and agreed to vote their remaining Class B common shares in favor of a merger in which all their outstanding Class B common shares (including those held by the McGinley Family Shareholders not previously sold to the Company) would receive $23.55 per share and the Class A common shares would remain outstanding (the "July 21, 2003 Agreement"). Pursuant to the July 21, 2003 Agreement the McGinley Family Shareholders will receive a blended price of $22.90 for their Class B common shares and the Company will acquire all of the Class B common shares for a blended price of $23 per share.

        I.     Plaintiff, through his counsel, has made a comprehensive investigation of the claims and allegations asserted in the Complaint, as well as the facts and circumstances relevant to the Action and the Company's response to the Dura Tender Offer. Since the filing of the Complaint, plaintiff and his counsel have reviewed thousands of pages of documents produced by defendants and the preliminary and definitive Proxy Statement, have taken the depositions of all of the Methode directors and the Special Committee's financial advisor, and have retained an independent expert to assist them in reviewing the Tender Offer and the Dura Tender Offer.

        J.     While plaintiff believes that the claims asserted in the Action have merit, he also believes that the settlement provided for herein (the "Settlement") provides substantial benefits to the Class and to the Company. In addition to the substantial benefits provided by the Settlement to the Class, the Company and its shareholders, plaintiff and his counsel have considered: (i) the facts developed during discovery; (ii) the attendant risks of litigation and the uncertainty of the outcome of the Action; (iii) the substantial cost to the Company of continuing the litigation; (iv) the Dura Tender Offer and the circumstances under which the July 21, 2003 Agreement was negotiated; (v) the desirability of permitting the Settlement to be consummated as provided by the terms of this Stipulation; and (vi) the conclusion of plaintiff and his counsel that, in the circumstances, the terms and conditions of the Settlement are fair, reasonable and adequate and that it is in the best interest of plaintiff, the members of the Class, the Company and its shareholders to settle the Action as set forth below. In light of these considerations, plaintiff, through his counsel, engaged in arm's-length negotiations with counsel for defendants in an attempt to achieve the certainty of a positive outcome of the Action and has determined that it is in the best interests of the plaintiff, the members of the Class, the Company and its shareholders to settle the Action on the terms set forth herein.

        K.    Defendants have vigorously denied, and continue to deny, all liability with respect to the Action, deny that they engaged in any wrongdoing, deny that they committed any violation of law, deny that they breached any fiduciary duties, deny that they acted improperly in any way, and deny liability of any kind to plaintiff or to members of the Class, the Company, or any of its shareholders. Defendants have agreed to the Settlement and dismissal of the Action on the merits and with prejudice to (i) avoid further expense; (ii) dispose of potentially burdensome and protracted litigation; (iii) finally put to rest all claims of the plaintiff, the members of the Class and the Company may have arising out of the Agreement, the Amended Agreement, the proxy statement for the special meeting of Class A shareholders to approve the Tender Offer, the response to the Dura Tender Offer, and the decision to enter into the July 21, 2003 Agreement, and (iv) permit the Company and its officers and directors to pursue its business without collateral involvement in ongoing litigation.

        NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to the approval of the Court, that all claims, rights, demands, suits, matters, issues or causes of action, whether known or unknown, of plaintiff, all Class members, the Company and its shareholders, against all defendants and any of their present or former officers, directors, employees, agents, attorneys, advisors, insurers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, representatives, affiliates (including trusts of which they are trustees), parents, subsidiaries (including the directors and officers of such affiliates, parents, and subsidiaries), general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, successors and assigns (collectively, "Defendants' Affiliates"), whether under state or federal law, including the federal securities laws, (except for the rights conferred by this Settlement), and whether directly, derivatively by the Company's shareholders, representatively or arising in any other capacity, in connection with, or that arise out of, any claim that was or could have brought in the Action, or that arise now or hereafter out of, or that relate in any way to, the acts, facts or the events alleged in the Action, including without limitation, the Agreement, the Amended Agreement, the proxy statement for the special meeting of Class A shareholders to approve the Tender Offer, the Company's response to the Dura tender offer, and the July 21, 2003 Agreement and disclosures relating thereto, and any acts, facts, matters, transactions, occurrences, conduct or representations relating to or arising out of the subject matter referred to in the Action, and the fiduciary and disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing (whether or not such claim could have been asserted in the Action), except any individual claims of the Class B shareholders of the Company, shall be compromised, settled, released and dismissed with prejudice (the "Settled Claims") upon and subject to the following terms and conditions:

SETTLEMENT CONSIDERATION

        1.     Defendants acknowledge that the Amended Agreement with the McGinley Family Shareholders requiring the approval of the Class A shareholders prior to making the Tender Offer was the result of the Action and was a benefit to the Class A stockholders and to the Company and its directors in responding to the Dura Tender Offer and with respect to the decision to enter into the July 21, 2003 Agreement.

        2.     Defendants acknowledge that the effect of the McGinley Family Stock sale and the merger pursuant to the July 21, 2003 Agreement will be to accomplish the corporate governance changes agreed to as part of the Original Settlement Agreement.

        3.     Counsel for defendants will confer with counsel for plaintiffs regarding the disclosures in the proxy statement for the merger.

        4.     The Company acting through its board of directors shall declare and pay a dividend of $.04 per Class A share to the Class A shareholders within 60 days following the acquisition of the balance of the Class B common shares by merger or purchase.

CLASS CERTIFICATION

        5.     For purposes of settlement only, defendants agree that the Action shall be maintained as a class action pursuant to Court of Chancery Rules 23(a), 23(b)(1) and (b)(2) on behalf of a class consisting of all record holders and beneficial owners of Class A common stock of the Company on any day during the period from August 19, 2002 (the date that the Agreement was executed) to and including July 21, 2003 other than defendants and their "affiliates" and "associates" (as those terms are defined in Rule 12b-2 promulgated pursuant to the Securities Act of 1934), including the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the "Class").

SUBMISSION AND APPLICATION TO THE COURT

        6.     As soon as practicable after this Stipulation has been executed, the parties shall apply jointly for a scheduling order substantially in the form attached hereto as Exhibit A (the "Scheduling Order") that provides for the mailing of a Notice substantially in the form attached hereto as Exhibit B (the "Notice").

        7.     If, following a hearing, the Court approves the Settlement (including any modification thereto made with the consent of the parties as provided for herein) as fair, reasonable and adequate and in the best interests of the Class, the Company and its shareholders, the parties shall jointly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C (the "Judgment").

CONDITIONS OF SETTLEMENT

        8.     This Stipulation shall be null and void and of no force and effect if (a) the Company does not acquire sufficient outstanding Class B common shares by merger or purchase to eliminate the right of the Class B common shares to elect 75 per cent of the Company's board of directors; (b) the Settlement does not obtain Final Court Approval (as defined below) for any reason. In any such event, this Stipulation shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, the parties to the Action shall be restored to their respective positions as if this Stipulation had never existed, and neither the existence of this Stipulation nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

FINAL COURT APPROVAL

        9.     The approval by the Court of the Settlement proposed by this Stipulation shall be considered final for purposes of this Stipulation ("Final Court Approval") upon the expiration of the later of (i) the time for the filing or noticing of an appeal or motion for reargument from the Court's judgment approving the Settlement; (ii) the date of final affirmance on any appeal or reargument; or (iii) the final dismissal of any appeal.

ATTORNEYS' FEES

        10.   As part of the settlement, plaintiff's counsel of record in the Action shall apply to the Court for an award of attorneys' fees and reasonable expenses. Plaintiff's counsel and counsel for defendants will attempt in good faith to agree upon the amount of any request for an award of attorneys' fees and expenses prior to the time the Notice is mailed to the Class and the Company's shareholders. In the event that the parties fail to agree on such amount, the amount of attorneys' fees and expenses sought by plaintiff shall be set forth in the Notice and defendants will be free to oppose any award of any amount sought by plaintiff. Except as expressly provided herein, none of the defendants or Defendants' Affiliates shall be liable for any fees or expenses of plaintiff or any member of the Class or by any attorney, expert, advisor, agent or representative of any of the foregoing in connection with the Action. The Company agrees to be solely responsible for and to pay on behalf of all defendants any amounts that are actually awarded by the Court under the terms of this Stipulation within ten (10) business days after the later of (i) the date of Final Court Approval approving the attorneys' fees and expenses or (ii) consummation of the Tender Offer. Interest shall accrue at the legal rate, compounded monthly, on all amounts not paid as of the day established by the preceding sentence. During the pendency of any appeal of an award of attorneys' fees and expenses by the Court of Chancery, the full amount of the award of attorneys' fees and expenses subject to the appeal shall be deposited by the Company into an interest-bearing escrow account at Wilmington Trust Company. Interest will be paid to plaintiff's counsel from the escrow account up to the amount of attorneys' fees and expenses finally affirmed on appeal. If an appeal results in an award of attorneys' fees and expenses in an amount lower than the award made by the Court of Chancery, the balance of the funds and the interest thereon in the escrow account shall revert to the Company.

        11.   The procedure for and allowance or disallowance by the Court of any applications by any of the plaintiff's counsel for attorneys' fees and expenses, which may only be made pursuant to this Stipulation, are not part of the Settlement set forth in this Stipulation and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of the Settlement set forth in this Stipulation. Any order or proceeding relating to the attorneys' fees and expense application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel this Stipulation, or affect the finality of the Order and Final Judgment approving this Stipulation and the Settlement of the Action. Further, it is the intention of the parties that any order, proceedings or appeal relating to the application for fees and expenses not affect or delay the finality of the judgment approving this Stipulation and the Settlement. The parties agree to take such action as may be necessary, including but not limited to, the filing of a joint motion pursuant to Court of Chancery Rule 54(b) to achieve that intention.

NOTICE

        12.   The Company shall assume the administrative responsibility of providing the Notice in accordance with the Scheduling Order, and shall be solely responsible for and shall pay all costs and expenses incurred in providing such Notice to the members of the Class and/or shareholders. Plaintiff shall have no responsibility for any such costs. Prior to the settlement hearing, counsel for the Company shall file with the Court of Chancery an appropriate affidavit with respect to the preparation and mailing of the Notice.

EFFECT OF RELEASE

        13.   The release contemplated by this Stipulation extends to claims that plaintiff, on behalf of the Class or the Company and its shareholders, does not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into this release. The plaintiff, each member of the Class, the Company and its shareholders shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims. The plaintiff, on behalf of the Class, the Company and its shareholders, shall be deemed to relinquish, to the full extent permitted by law, the provisions, rights and benefits of § 1542 of the California Civil Code which provides:

  A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

In addition, the plaintiff, again on behalf of the Class, the Company and its shareholders, also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code §1542. Plaintiff, on behalf of the Class, the Company and its shareholders, acknowledges that members of the Class and/or other Methode shareholders may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, on behalf of the Class, the Company and its shareholders, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. The release contemplated by this Stipulation does not extend to any individual claims of the Class B shareholders of the Company.

STAY OF PROCEEDINGS

        14.   Pending Court approval of the Settlement, the parties to the Action agree to stay any discovery in the Action, and to stay any and all other proceedings other than those incident to the Settlement itself. The parties also agree to use their best efforts to prevent the entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to the Stipulation that challenges the Settlement or otherwise involves a Settled Claim.

        15.   The parties will request the Court to order that, pending Final Court Approval of the Settlement, plaintiff, members of the Class, the Company and its shareholders, or any of them, shall be barred and enjoined from commencing, prosecuting, instigating, continuing, or in any way participating in the commencement or prosecution of, any action asserting any Settled Claims, either directly, representatively, derivatively by the Company's shareholders or in any other capacity against any of the defendants or Defendants' Affiliates or challenging the Settlement (other than in this Action in accordance with the procedures established by the Court).

STIPULATION NOT AN ADMISSION

        16.   This Stipulation and all negotiations, statements and proceedings in connection therewith shall not in any event be construed, or deemed to be evidence of, an admission or concession on the part of the plaintiff, defendants, any member of the Class, the Company and its shareholders or any other person, of any liability or wrongdoing by them, or any of them or as to any claim alleged or asserted in the Action, and shall not be offered or received in evidence in any action or proceeding, or be used in any way as an admission, concession or evidence of any liability or wrongdoing of any nature, and shall not be construed as, or deemed to be evidence of, an admission or concession that plaintiff, his counsel, any member of the Class, the Company or any other present or former shareholder of the Company, or any other person, has or has not suffered any damage, as a result of the facts described in the Complaint herein, except in an action or proceeding to enforce the terms and conditions of this Stipulation.

CONFIDENTIAL MATERIAL

        17.   Within ten (10) days after payment of any attorneys' fees awarded by the Court pursuant to paragraphs 10 and 11, counsel to the parties shall destroy or return to the providing parties' counsel all confidential material produced or otherwise transmitted by any opposing party in the Action; except that counsel shall destroy any documents they created containing confidential material or information derived therefrom; provided, however, that counsel may retain for their records any pleading, brief, deposition transcript or deposition exhibit containing confidential material.

ENTIRE AGREEMENT; AMENDMENTS; EXTENSIONS

        18.   Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

        19.   This Stipulation constitutes the entire agreement among the parties with respect to the subject matter hereof, and may only be amended or any of its provisions waived by writing executed by all parties hereto.

        20.   This Stipulation, and all rights and powers granted hereby, will bind and inure to the benefit of the parties hereto and their respective agents, executors, heirs, successors and assigns.

WAIVER

        21.   Any failure by any party to insist upon the strict performance by any other party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions hereof, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by such other party.

COUNTERPARTS

        22.   This Stipulation may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties. Signed signature pages of this Stipulation may be delivered by facsimile transmission, which will constitute complete delivery without any necessity for delivery of originally signed signature pages in order for this to constitute a binding agreement.

GOVERNING LAW; FORUM SELECTION

        23.   This Stipulation shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law provisions thereof. Any action to enforce or challenge the provisions of this Stipulation shall be filed exclusively in the courts of the State of Delaware and in no other court.

BEST EFFORTS

        24.   The parties and their attorneys agree to cooperate fully with one another in seeking Court approval of this Stipulation and the Settlement, and to use their best efforts to effect, as promptly as practicable, the consummation of this Stipulation and the Settlement provided for hereunder and the dismissal of the Action, including any and all complaints filed in the Action, with prejudice and without costs to any party (except as provided for by paragraphs 10 and 11 hereof).

AUTHORITY

        25.   Each of the attorneys executing this Stipulation on behalf of one or more parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Stipulation on behalf of each such respective party.

PRICKETT, JONES & ELLIOTT, P.A.
/s/ GARY F. TRAYNOR Michael Hanrahan Gary F. Traynor Paul A. Fioravanti, Jr. 1310 King Street P.O. Box 1328 Wilmington, DE 19899 (302) 888-6500 Attorneys for Plaintiff Harvey Durocher

MORRIS, NICHOLS, ARSHT & TUNNELL

/s/  MARTIN P. TULLY
Martin P. Tully
David J. Teklits
Patricia R. Uhlenbrock
Thomas W. Briggs, Jr.
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899
(302) 658-9200
        Attorneys for Defendants
        Methode Electronics, Inc.,
George W. Wright and Warren L. Batts
POTTER ANDERSON & CORROON LLP

/s/  STEPHEN C. NORMAN
Michael D. Goldman
Stephen C. Norman
Richard L. Renck
Hercules Plaza, Sixth Floor
1313 N. Market Street
P.O. Box 951
Wilmington, DE 19999
(302) 984-6000
        Attorneys for Defendants
        William T. Jensen, Donald W. Duda,
        James W. McGinley, James W. Ashley, Jr.,
        William C. Croft, Roy M. Van Cleave, and
Robert R. McGinley
July 29, 2003

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  Exhibit 16(d)(3)